Exhibit 10.4

October 18, 2006

Mr. Gerard Payton Cuddy
353 Thornbrook Avenue
Rosemont, PA 19010

Dear Gerry:

On behalf of the Board of Directors of Beneficial Mutual Savings Bank I am delighted that you will be joining the organization as President and Chief Executive Officer of the bank and related holding companies. I want to take this opportunity to outline the key details of our arrangement.

1.
Employment. Your start date as President Elect is confirmed to be on November 13, 2006. You will then assume the position of President and CEO on January 2, 2007. As President and CEO of the Bank, you will report directly to the Board of Directors. You will be elected a member of the Board of Directors at the next opportunity allowed under the Bank’s bylaws. Although your employment is at-will, you will have the opportunity to receive certain salary continuation benefits, upon the termination of your employment, as provided for below in paragraph 4 (change in control benefits) and paragraph 5 (severance benefits).

2.
Compensation. As President and CEO, you will be paid an annual salary of $425,000.00 (“Salary”). You will also receive a hiring bonus of $50,000.00, payable within thirty days of your joining the organization. As we discussed, you will be eligible for additional performance-based incentive compensation, based upon the parameters mutually established between you and the Board of Directors during your first ninety days of employment. Your incentive compensation potential for calendar year 2007 (which will be paid at the Board’s discretion and no later than December 31, 2007) will total $75,000.00. This amount will increase to a potential incentive payout of $100,000.00 for calendar year 2008 and $125,000.00 for calendar year 2009. These numbers represent potential payments and are not guaranteed. You will be reviewed by the Board of Directors for performance and possible salary increase no later than December 31, 2007.

3.	Benefits.

(a)
You will participate in all standard benefit programs in accordance with the rules of the benefit programs, including family health insurance coverage for which you will be eligible immediately upon joining the organization.

Mr. Gerard Payton Cuddy
October 18, 2006

(b)	You will be eligible initially for a minimum of four weeks of paid vacation annually, one week of which you must take consecutively.

(c)	You will also have the use of a Bank paid automobile and be reimbursed for appropriate business related expenses, along with Bank paid parking.

(d)	The Bank agrees to pay for the costs of your Union League membership, as well as the initiation and membership costs of joining the Merion Cricket Club.

(e)
In accordance with applicable law, the Bank will report as W-2 income to you the value of the personal use of the automobile, the portion of Bank paid parking that exceeds the maximum amount that can be excluded from income under the federal tax laws, as well as the costs of your club memberships that are paid by the Bank.

(f)	The Bank also agrees to pay certain organizational dues in support of your involvement on behalf of the Bank subject to the Board’s approval.

(g)	You will be provided with a laptop, cellular phone and blackberry or other wireless device of your choosing, to be paid for by the Bank.

4.
Change in Control Benefits. Upon the occurrence of both of the following: (a) a “Change in Control” (as defined below in this paragraph) during the period November 13, 2006 through November 12, 2009, and (b) the termination of your employment as a result of a Change in Control, then the Bank will pay you Change in Control Benefits in accordance with the formula and description set forth below in this paragraph 4. Change in Control Benefits are an amount consisting of the greater of: (x) your Salary or projected Salary for three (3) years, less any gross Salary actually paid to you during your employment, and/or (y) your Salary for eighteen (18) months.

Payment of Change in Control Benefits will be paid in installments in accordance with the Bank’s regular payroll cycle and the Bank’s regular payroll practices. The obligation to make any payment for Change in Control Benefits is conditioned upon your signing a general release of all claims in a form acceptable to the Bank. This means, for example, that if your employment with the Bank terminates after 1.5 years of employment due to a Change in Control, the Salary you would have received during the next 1.5 years had you remained employed shall be paid over the remaining 1.5 years. “Change in Control” for purposes of this letter shall mean consummation of a sale, merger, consolidation, reorganization, sale of assets, stock purchase, contribution or other similar transaction of the Bank with or into any bank or other financial institution.

Mr. Gerard Payton Cuddy
October 18, 2006

Notwithstanding the terms set forth in this letter, if the aggregate present value of the payments and benefits to be made or afforded to you in the event of a Change in Control would equal or exceed three times your “base amount” (as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended, and any successor provision thereto ("Code")) as of the date of the Change in Control, the payments and benefits to be made or afforded to you pursuant to this letter shall be reduced to the extent necessary to ensure that such aggregate present value is one dollar ($1.00) less than three times such base amount. The reduction described in the preceding sentence shall not apply, however, if the excess of (a) the aggregate present value of the payments and benefits that would be made or afforded to you in the event of a Change in Control in the absence of such reduction, over (b) the excise tax imposed under Section 4999 of the Code to which you would be subject in the absence of such reduction, is greater than such reduced amount. The determination of whether the aggregate present value of payments and benefits to be made or afforded to you in the event of a Change in Control would equal or exceed three times your base amount, and the amount of the reduction necessary to ensure that such aggregate present value is one dollar ($1.00) less than three times such base amount, shall be made by a certified public accountant or other competent professional selected by the Bank

If at the time of your termination of employment, the stock of the Bank or its successor is publicly-traded on an established securities market, the commencement of payment of your guaranteed Salary shall be deferred, if required by Section 409A of the Internal Revenue Code of 1986 as amended, the regulations thereunder and any successor provision thereto (“Section 409A”), until six months following the date of your termination.

5.	Severance Benefits. In the event of a termination of your employment:

(a)	by the Company, for reasons other than (i) “Cause,” or (ii) in connection with Change in Control that is initiated by the Bank prior to the third anniversary of the commencement of your employment; or

(b)
by you, for “Good Reason” which shall include and be strictly limited to (i) the Company’s failure to have you assume the position as President and CEO in January 2007, or (ii) your job demotion at any time through to the third anniversary of your employment with the Bank, the Bank will provide you the severance benefits set forth in this paragraph. The Bank will pay you, as severance, your Salary for an additional twelve months from the date of such termination (“Severance”). Payment of Severance will be paid in installments in accordance with the Bank’s regular payroll cycle and the Bank’s regular payroll practices. The Bank also will continue to pay for your family health insurance benefits, and membership in the Union League and Merion Cricket Club, for a period of one (1) year following such termination (these benefits, together with Severance, are collectively referred to as “Severance Benefits”). The obligation to provide Severance Benefits is conditioned upon your signing a general release of all claims in a form acceptable to the Bank. If at the time of your termination, the stock of the Bank or its successor is publicly-traded on an established securities market, your Severance shall be deferred, if required by Section 409A, until six months following the date of your termination.

Mr. Gerard Payton Cuddy
October 18, 2006

6.
Voluntary Termination. If you resign, otherwise voluntarily terminate your employment with the Bank, die or become disabled (each, a “Voluntary Termination”), no payment will be due you other than the Salary you earned up to the date of such Voluntary Termination. As set forth above in paragraph 5, your resignation for Good Cause (as defined in paragraph 5) shall not be considered a Voluntary Termination. In the event of death or disability, you will be entitled to the same benefits that any other employee of the Bank would enjoy.

7.	Cause. For purposes of this Agreement, “Cause” shall mean any of the following:

(i)  Your plea or conviction of any crime or offense which constitutes a felony, or any arrest, plea, conviction, or other circumstance which, in the good faith judgment of the Board, makes you unfit for continuing employment, prevents you from effective management of the Bank, or materially and adversely affects the reputation or business activities of the Bank;

(ii)  Misappropriation of funds or dishonesty;

(iii) Willful misconduct which adversely affects the reputation or business activities of the Bank;

(iv)  Substance abuse, including abuse of alcohol or use of illegal narcotics, or other drugs or substances, for which you fail to undertake and maintain treatment within 15 days after being requested so to do by the Bank; or

(v)  Your failure or refusal to perform your duties substantially, or to carry out in all material respects the lawful directives of the Board, provided that prior to any termination of employment pursuant to this clause (v), the Bank will give you written notice of the acts constituting grounds for such termination and if such acts are capable of being cured, you will have 10 days within which to correct such acts, such that there are no longer grounds for termination for cause.

8.
Confidentiality, Non-Competition and Non-Solicitation Agreement. Your employment is contingent upon your signing and delivering to the Bank a Confidentiality and Non-Competition/Non-Solicitation Agreement in the form attached. In addition, the Bank has made this offer of employment based on our understanding that you are not subject to any agreement that would restrict your ability to be either employed by the Bank or to carry out your duties as President and CEO including the solicitation of business for the Bank.

9.
Long-Term Incentive Compensation Program. At the present time, the Bank does not have a long term incentive compensation program. However, in the event of a public offering by the Bank, and such a long term incentive plan is implemented in the future, you then will be eligible to participate in any such long term incentive plan or management equity program made available to other senior executives, in accordance with parameters established by the Board of Directors.

10.
Miscellaneous. Notwithstanding references in this letter to the contrary, including separation in the event of a Change in Control, this letter is not intended to represent an employment contract. Employment at the Bank is at will, and is subject to termination at any time, by the Bank or yourself, with or without cause, and with or without notice.

Mr. Gerard Payton Cuddy
October 18, 2006

Enclosed are two copies of this letter. As an indication of your understanding and acceptance, please sign and return to me, on or before October 18, 2006, one copy of this letter and both copies of the Confidentiality, Non-Competition and Non-Solicitation Agreement. Keep one copy of this letter for your records.

If you have any additional questions about your transition to the organization, please do not hesitate to call me.

Sincerely,

/s/ George W. Nise
George W. Nise President and CEO Beneficial Savings Bank

Agreed to and accepted by:

/s/ Gerard Payton Cuddy
Gerard Payton Cuddy	Date

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT

THIS CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT (“Agreement”) is entered into, by and between Beneficial Mutual Savings Bank, a Pennsylvania stock savings bank and Gerard Payton Cuddy (hereinafter, “you” or “your”).

In consideration of (a) your employment with the Bank, the related holding companies and affiliates (collectively, the “Bank”) pursuant to the October 18, 2006 Letter Agreement or otherwise; (b) the Bank’s willingness to provide you with valuable opportunities, compensation and/or benefits, including the opportunity to receive incentive competition, change in control benefits and severance benefits in accordance with the terms of the October 18, 2006 Letter Agreement; (c) the expense, time and effort involved in providing you with specialized and unique training; (d) the access the Bank is providing you to certain trade secrets, and confidential and proprietary information related to the business of the Bank; and (e) other consideration.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Employment.

You desire to be employed by the Bank and you acknowledge that such employment is conditioned upon your execution of this Agreement. Upon the terms and conditions set forth herein, the Bank agrees to employ you as President and CEO, with such duties and compensation as may be determined by the Bank, and as amended from time to time. During the entire period that you are employed by the Bank, you agree to devote your best efforts to advance the interests of the Bank.

You acknowledge and agree that although this Agreement is ancillary to your employment with the Bank, the terms and conditions of your employment (except as it relates to the subject matter of this Agreement) are separate from and form no part of this Agreement.

You understand that your employment with the Bank which is expected to commence on November 13, 2006, is contingent upon your execution of this Agreement. Fully understanding the obligations and restrictions placed upon you by this Agreement, and having had the opportunity to consult with counsel of your choice prior to executing this Agreement, you voluntarily sign this Agreement, intending to be legally bound, and acknowledge that you do so prior to the commencement of employment with the Bank.

2.	Customers.

You agree that all customers for whom you or others at the Bank perform services while at the Bank shall be considered customers of the Bank, and shall not be considered customers of yours. All prospective customers with whom you have business dealings during your employment with the Bank shall be considered prospective customers of the Bank, and shall not be considered prospective customers of yours.

3.	Non-Disclosure of Confidential Information.

The Bank, in the course of performing its business activities, (a) acquires and develops trade secrets and confidential and proprietary information which is not generally known in the industry, and (b) acquires trade secrets and confidential and proprietary information of or about the Bank’s affiliates, customers, vendors, business partners, licensors, suppliers and other companies, persons or entities with which the Bank maintains or has maintained a business relationship, (hereinafter collectively, “Bank Business Relationships”).

You recognize that the knowledge and information acquired by you concerning the following information of the Bank and of the Bank Business Relationships: corporate information, including, but not limited to, business plans and methods, trade secrets, products, services, financial affairs, formulae, technology, know-how, contracts, pricing lists, costs, policies, sales methods, financial information, profits, expenses, operations, operating methods and procedures, blueprints, drawings, processes, statistics, suppliers, marketing data, strategic information, sales and plans for future developments, methods, reports, plans, strategies and efforts, customers, customer lists, customer requirements and information, prospective customers, customer files, proposals and communications with customers and prospective customers, fees, information regarding meeting attendees, employee lists and information, financial and other record systems, records, applications, computers, computer programs, system documentation, hardware, software and information contained therein, marketing and expansion plans, technologies, development, projects, forms and other trade secrets, inventions designs, know-how, any facts concerning the systems, methods, procedures or plans developed or used by the Bank or Bank Business Relationships or other private, confidential or proprietary information of or about the Bank or Bank Business Relationships which is not already available to the public (collectively, “Confidential Information”) are valuable, special and unique aspects of the business of the Bank and the Bank Business

Relationships. You recognize that such Confidential Information would not be provided to you by the Bank in the absence of this signed Agreement because of the risks that valuable Confidential Information might otherwise be divulged and thereby damage the Bank’s competitive position in the marketplace, damage the Bank’s relationship with Bank Business Relationships, or otherwise cause damage to Bank Business Relationships.

You agree that you will not, during or after your relationship with the Bank, (i) disclose, in whole or in part, any Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever unless authorized in writing to do so by the Bank, or (ii) use any Confidential Information for your own purpose or for the benefit of any person, firm, corporation, association or other entity other than the Bank, except in the proper performance of your duties as instructed by the Bank. Upon the cessation of your employment with the Bank, the restrictions set forth in this paragraph will not apply to confidential information which is then in the public domain (unless you are responsible, directly or indirectly, for such Confidential Information entering the public domain without the Bank’s consent).

4.	Non-Competition.

You agree that during the term of your employment relationship with the Bank and for a period of one year after the cessation of such employment (hereinafter, the “Non-Competition Period”), you shall not, directly or indirectly render services to, become affiliated with or employed by, own, or have a financial or other interest in (either as an individual, partner, joint venturer, owner, manager, stockholder, employee, officer, director, independent contractor, or other such role) any business which is engaged in a same, similar or competitive business as the Bank (except nothing herein shall prohibit you from owning less than 5% of the outstanding shares in a publicly traded corporation), within a fifty (50) mile radius of any office, facility or branch office of the Bank or it affiliates.

5.	Non-Solicitation.

You agree that during the term of your employment relationship with the Bank and for a period of one (1) year after the cessation of such employment (hereinafter, the “Non-Solicitation Period”), you shall not, directly or indirectly:

(a)    for or on behalf of a same, similar or competitive business as the Bank contact, solicit, canvas, provide services to, contract with, or accept business from any entity or individual which (i) was or has been a customer of the Bank within two years prior to the cessation of your employment, (ii) within two years prior to the cessation of your employment, has received an outstanding proposal or offer from the Bank or had taken a loan application with the Bank, or (iii) was or is a prospective customer of the Bank with which you had business-related communications within two years prior to the cessation of your employment;

(b)    (i) induce, offer, assist, solicit, encourage or suggest, in any manner whatsoever, (1) that you or another business or enterprise offer employment to or enter into a business affiliation with any Bank employee, agent or representative, or (2) that any Bank employee, agent or representative terminate his or her employment or business affiliation with the Bank; or (ii) hire, employ or contract with any employee, agent or representative of the Bank.

6.	Return of the Bank’s Documents and Other Information.

Upon the cessation of your employment with the Bank or at any other time upon request of the Bank, you shall deliver to the Bank any and all the Bank property (including, but not limited to, keys and credit cards), documents (including, but not limited to, the Bank information and documents stored on your computer, including any documents, files, reports or other information received or made by you in connection with your employment with the Bank, regardless of whether or not such information is Bank Confidential Information) and equipment (including, but not limited to, cell phones and computer equipment).

7.	Subsequent Affiliation or Employment and Enforcement.

(a)    Advise the Bank of New Affiliation or Employment. In the event of a cessation of your employment with the Bank, and during the Non-Competition or Non-Solicitation Periods described in paragraphs 4 and 5 above, you agree to disclose to the Bank the name and address of any new business affiliation or employer within ten (10) days of your accepting such position. In the event that you fail to notify the Bank of such new business affiliation or employment as required above, the Non-Competition and Non-Solicitation Periods shall be extended by a period equal to the period of nondisclosure.

(b)    Your Ability to Earn Livelihood. You acknowledge that, in the event of a cessation of your employment with the Bank, for any reason and at any time, you will be able to earn a livelihood without violating the provisions of paragraphs 4 and 5 of this Agreement. Your ability to earn a livelihood without violating paragraphs 4 and 5 of this Agreement is a material condition of your employment with the Bank. You and the Bank acknowledge that your rights have been limited by this Agreement only to the extent reasonably necessary to protect the legitimate interests of the Bank.

(c)    Construction and Severability. If any section, paragraph, term or provision of this Agreement, or the application thereof, is determined by a competent court or tribunal to be invalid or unenforceable, then the other parts of such section, paragraph, term or provision shall not be affected thereby and shall be given full force and effect without regard to the invalid or unenforceable portions, and the section, paragraph, term or provision of this Agreement will be deemed modified to the extent necessary to render it valid and enforceable.

8.
Enforcement. You agree that if you violate the covenants and agreements set forth above (including paragraphs 3, 4, 5 or 6), the Bank would suffer irreparable harm, and that such harm to the Bank may be impossible to measure in monetary damages. Accordingly, in addition to any other remedies which the Bank may have at law or in equity, the Bank shall have the right to have all obligations, undertakings, agreements, covenants and other provisions of this Agreement specifically performed by you, and the Bank shall have the right to obtain preliminary and permanent injunctive relief to secure specific performance, and to prevent a breach or contemplated breach, of this Agreement. In such event, the Bank shall be entitled to an accounting and repayment of all profits, compensation, remunerations or benefits which you, directly or indirectly, have realized or may realize as a result of, growing out of or in conjunction with any violation of any partial or justified liquidated damages; such remedies shall be an addition to and not in limitation of any injunctive relief or other rights or remedies to which the Bank is or may be entitled at law or in equity under this Agreement and that, in the event the Bank is required to enforce the terms of this Agreement through court proceedings, the Bank shall be entitled to reimbursement for all legal fees, costs and expenses incident to enforcement.

9.	Notices.

All notices, requests, demands and other communications hereunder must be in writing and shall be deemed to have been given if delivered by hand or mailed by first class, registered mail, return receipt requested, postage and registry fees prepaid, and addressed as follows:

(a) If to the Bank, to:

Beneficial Savings Bank
530 Walnut Street
Philadelphia, PA 19102
Attention: Chairman of the Board

(b) If to the Executive, to:
Gerard Payton Cuddy
353 Thornbrook Avenue
Rosemont, PA 19010

Addresses may be changed by notice in writing signed by the addressee.

10.	Miscellaneous.

(a)    Assignment. This Agreement shall be binding and insure to the benefit of the parties hereto, and to the Bank’s (i) successors or assigns, (ii) entities with which the Bank may merge or consolidate, (iii) entities to which the Bank may sell or transfer all or substantially all of its assets, (iv) entities which by any corporate transaction or reorganization operate and control the Bank’s business, or (v) to any other entities which operate as a successor to the Bank by operation of law or otherwise. Since your duties and covenants under this Agreement are personal, this Agreement shall not be assignable by you.

(b)    Headings. The headings contained in this Agreement are inserted for convenience of reference only, and shall not be deemed to be a part of this Agreement for any purposes, and shall not in any way define or affect the meaning, construction or scope of any of the provisions of this Agreement.

(c)    Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (without regard to its conflicts of laws principles).

(d)    Entire Agreement. This Agreement, along with the Letter Agreement dated October 18, 2006, represents the entire understanding and agreement between the parties with respect to the subject matter of those agreements, and supersedes all prior negotiations, agreements, discussions and proposals, both oral and written, between you and the Bank. This Agreement may not be amended or modified, and no waiver hereunder shall be valid or binding, unless set forth in writing, duly executed by the party against whom enforcement of the amendment, modification or waiver is sought.

(e)    Waiver. Neither the failure nor delay of either party to exercise any right or remedy under this Agreement shall operate or be construed as a waiver of any such right or remedy or constitute an excuse for any subsequent breach of this Agreement.

(f)    Acknowledgement. You acknowledge that you have carefully read and considered the provisions of this Agreement, have had an opportunity to consult with an independent legal counsel of your choosing, and accept this Agreement on the terms set forth herein.

(g)    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and constitute one and the same instrument. Faxed or electronic signatures are authorized.

BENEFICIAL MUTUAL SAVINGS BANK By: ____________________________ George W. Nise President and CEO Dated: __________________________	____________________________________ Gerard Payton Cuddy Dated: ____________________________________